Exhibit 99.1

WEST FRASER AND NORBORD ANNOUNCE MAILING OF CIRCULARS FOR SPECIAL MEETINGS OF SHAREHOLDERS

- Circulars for shareholder meetings are expected to be mailed by December 24, 2020

- Virtual shareholder meetings for both West Fraser and Norbord are scheduled for January 19, 2021

- Interim order regarding the Arrangement received by Norbord from the Ontario Superior Court of Justice

- U.S. and German regulatory approvals received

VANCOUVER, BC and TORONTO, ON — December 21, 2020 — West Fraser Timber Co. Ltd. (“West Fraser”) (TSX:WFT) and Norbord Inc. (“Norbord”) (TSX and NYSE: OSB) today jointly announced that West Fraser’s management information circular and Norbord’s management proxy circular (together, the “Circulars”), prepared in connection with the previously announced arrangement whereby West Fraser will acquire all outstanding common shares of Norbord (the “Norbord Shares”) pursuant to a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, are expected to be mailed to their respective shareholders by December 24, 2020.

The special meetings of West Fraser shareholders (the “West Fraser Meeting”) and Norbord shareholders (the “Norbord Meeting”, and together with the West Fraser Meeting, the “Meetings”) are each scheduled to be held virtually on January 19, 2021. The closing of the Arrangement is expected to occur in the first quarter of 2021. Further details regarding the Meetings, including how securityholders can remotely access, participate in, and vote at the Meetings, are included in the Circulars. West Fraser shareholders are reminded to vote before the proxy cut-off of 11:00 a.m. (Vancouver time) on January 15, 2021. Norbord shareholders are reminded to vote before the proxy cut-off of 1:00 p.m. (Toronto time) on January 15, 2021.

As previously announced, West Fraser and Norbord entered into an arrangement agreement pursuant to which West Fraser will acquire all of the issued and outstanding Norbord Shares in exchange for 0.675 of a West Fraser common share for each Norbord Share held. Upon completion of the Arrangement, existing West Fraser and Norbord shareholders will own approximately 56% and 44% of the outstanding shares of the combined company, respectively. The Board of Directors of each of West Fraser and Norbord have unanimously recommended that their shareholders vote in favour of the Arrangement at the Meetings.

All West Fraser and Norbord shareholders are encouraged to read their respective Circulars regarding the Arrangement, which will be mailed to West Fraser and Norbord shareholders of record as of December 11, 2020 and will be available on SEDAR at www.sedar.com and in Norbord’s case also on EDGAR at www.sec.gov/edgar.shtml. The meeting materials will also be available on West Fraser’s website at www.westfraser.com and Norbord’s website at www.norbord.com. The Circulars contain a detailed description of the Arrangement, the reasons for and benefits of the Arrangement, and a description of West Fraser after giving effect to the Arrangement. Investor presentations, together with other information relating to the Arrangement, are also available on West Fraser’s website at www.westfraser.com and Norbord’s website at www.norbord.com.

RECEIPT OF INTERIM ORDER

West Fraser and Norbord also announced that on December 17, 2020, Norbord received an interim order from the Ontario Superior Court of Justice regarding the Arrangement (the “Interim Order”). The Interim Order authorized Norbord to proceed with various matters, including the holding of the Norbord Meeting to consider and vote on the Arrangement.

REGULATORY APPROVAL UPDATE

West Fraser and Norbord also announced that on December 18, 2020, the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the Arrangement and on December 21, 2020, the German federal cartel office (the German Bundeskartellamt) granted clearance with respect to the Arrangement under German merger control law.

The termination of the waiting period under the HSR Act and the clearance under German merger control law each satisfy a condition to the closing of the Arrangement, which remains subject to other customary closing conditions, including approvals by shareholders of both companies at the Meetings and approval under the Competition Act (Canada).

WEST FRASER MEETING

The virtual West Fraser Meeting is scheduled for 11:00 a.m. (Vancouver time) / 2:00 p.m (Toronto time) on January 19, 2021. At the West Fraser Meeting, West Fraser shareholders will be asked to consider and vote on an ordinary resolution authorizing the issuance by West Fraser of such number of West Fraser common shares (the “West Fraser Shares”) as is required for West Fraser to acquire 100% of the issued and outstanding Norbord Shares. Based on the number of outstanding Norbord Shares as of December 15, 2020, West Fraser expects to issue an estimated 54,480,178 West Fraser Shares as consideration under the Arrangement, on a non-diluted basis.

NORBORD MEETING

The virtual Norbord Meeting is scheduled for 10:00 a.m. (Vancouver time) / 1:00 p.m (Toronto time) on January 19, 2021. At the Norbord Meeting, Norbord shareholders will be asked to consider and vote on a resolution approving the Arrangement.

FOR MORE INFORMATION

West Fraser investors:

Chris Virostek, Vice-President, Finance and Chief Financial Officer

(604) 895-2700

West Fraser media:

Tara Knight, Communications

(604) 895-2773

Norbord investors:

Robert B. Winslow, CFA, Vice President, Investor Relations & Corporate Development

(416) 777-4426

investors@norbord.com

Norbord media:

Heather Colpitts, Director, Corporate Affairs

(416) 643-8838

investors@norbord.com

WEST FRASER PROFILE

West Fraser is a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals, and energy with facilities in western Canada and the southern United States. West Fraser Shares trade on the Toronto Stock Exchange under the symbol: “WFT”.

NORBORD PROFILE

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,400 people at 17 plant locations (15 operating) in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “OSB”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things:

•	the anticipated completion of mailing of the Circulars and the timing for such completion;

•	the anticipated completion of the Arrangement and timing for such completion; and

•	the estimated number of West Fraser Shares to be issued as consideration under the Arrangement.

These forward-looking statements and information reflect West Fraser’s and Norbord’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by West Fraser and Norbord, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. West Fraser and Norbord caution readers that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and West Fraser and Norbord have made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following:

•	the ability of third-parties to complete the delivery and mailing of the Circulars;

•	the ability to consummate the Arrangement;

•	the ability to obtain requisite regulatory and shareholder approvals;

•	the satisfaction of other conditions to the consummation of the Arrangement;

•	the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; and

•	changes in general economic, business and political conditions, including changes in the financial markets.

Certain of these factors are identified under the captions “Risk Factors Relating to the Arrangement and West Fraser” in the West Fraser Circular and “Risks Relating to the Arrangement and the Combined Company” in the Norbord Circular, and in West Fraser’s and Norbord’s most recent Annual Information Forms filed with Canadian securities regulatory authorities. See also the cautionary statements contained in the “Forward-Looking Statements” sections of the Circulars, West Fraser’s 2019 Management’s Discussion and Analysis (“MD&A”) dated February 11, 2020 and Q3 2020 MD&A dated October 26, 2020 and Norbord’s 2019 MD&A dated February 4, 2020 and Q3 2020 MD&A dated November 4, 2020. Although West Fraser and Norbord have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of the company’s near and longer term prospects and may not be appropriate for other purposes. West Fraser and Norbord do not intend, nor do they assume any obligation, to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

U.S. Securities Matters

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The West Fraser Shares to be issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.